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                          April 29, 2024

       Francois Michelon
       Chief Executive Officer
       ENDRA Life Sciences Inc.
       3600 Green Court, Suite 350
       Ann Arbor, MI 48105-1570

                                                        Re: ENDRA Life Sciences
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 19,
2024
                                                            File No. 333-278842

       Dear Francois Michelon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at 202-551-4451 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Coleman Wombwell, Esq.